November 26, 2007

Room 4561

Mr. Alex Genin
Chief Executive Officer and
 Principal Financial Officer
First Capital International, Inc.
5120 Woodway, Suite 9024
Houston, Texas 77056

>   **Re: First Capital International, Inc.**
>   **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
>   **Filed April 16, 2007**
>   **File no. 000-26271**

Dear Mr.Genin:

        We have reviewed the above-referenced filing and have the following comment. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-3

1.   It appears your independent registered public accounting firm has not signed the report. Please amend your filing to include the required signature. Refer to Rule 2-02 of Regulation S-X.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or me at (202) 551-3451 if you have any questions regarding this comment.

Sincerely,

Mark Kronforst
Accounting Branch Chief